

03025471

JUN 26 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number **001-13069**

Full title of the plan:

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHOICEPOINT INC.
1000 Alderman Drive, Alpharetta, Georgia 30005

General

The ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following are filed herewith as part of this annual report:

I. ChoicePoint Inc. 401(k) Profit Sharing Plan Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2002 and 2001 and Independent Auditors' Report.

A. Audited financial statements.

1. Independent Auditors' Report on the financial statements and supplemental schedules.
2. Statements of net assets available for benefits—December 31, 2002 and 2001.
3. Statements of changes in net assets available for benefits, for the years ended December 31, 2002 and 2001.
4. Notes to financial statements.

B. Supplemental schedules.

1. Assets (held at end of year)—December 31, 2002.
2. Reportable transactions, for the year ended December 31, 2002.

C. Independent Auditors' Consent

ChoicePoint Inc. 401(k) Profit Sharing Plan

Financial Statements
and Supplemental Schedules as of and for the
Years Ended December 31, 2002 and 2001
and Independent Auditors' Report

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
191 Peachtree Street, NE
Suite 1500
Atlanta, Georgia 30303-1924

www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Group Benefits Committee of
ChoicePoint Inc.:

We have audited the accompanying statements of net assets available for benefits of ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
INVESTMENTS, at fair value:		
Money market funds	$ 2,011,381	$ 1,172,949
ChoicePoint Inc. common stock	100,112,323	102,118,857
Shares of registered investment companies	39,384,732	45,972,484
INVESTMENTS, at contract value - collective trust	28,162,849	29,680,822
Total investments	169,671,285	178,945,112
RECEIVABLES:		
Participant contributions	490,929	397,331
Other	-	479,693
Total receivables	490,929	877,024
Total assets	170,162,214	179,822,136
LIABILITIES		
OTHER PAYABLES	113,945	1,092,581
Total liabilities	113,945	1,092,581
NET ASSETS AVAILABLE FOR BENEFITS	$ 170,048,269	$ 178,729,555

See notes to financial statements.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS (DEDUCTIONS):		
INVESTMENT (LOSS) INCOME:		
Dividends	$ 2,106,721	$ 2,716,271
Interest	39,612	346,190
Net (depreciation) appreciation in fair value of investments	(4,275,725)	11,218,493
Total investment (loss) income	(2,129,392)	14,280,954
CONTRIBUTIONS:		
Participant	10,255,179	9,333,804
Rollovers from qualified plans	1,872,208	1,448,958
Employer, net of earnings on unallocated deposits	6,500,000	6,500,000
Total contributions	18,627,387	17,282,762
PARTICIPANT WITHDRAWALS	(25,179,281)	(16,446,988)
NET (DECREASE) INCREASE	(8,681,286)	15,116,728
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	178,729,555	163,612,827
End of year	$ 170,048,269	$ 178,729,555

See notes to financial statements.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

General - The following brief description of the ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for informational purposes only. Participants should refer to the plan document for more complete information.

The Plan became effective July 1, 1997 and is subject to the Employee Retirement Income Security Act of 1974, as amended. All salaried employees of the participating companies of ChoicePoint Inc. (a wholly owned subsidiary of Equifax Inc. prior to August 7, 1997) and its subsidiaries (the "Company") who have completed 90 days of service are eligible to participate in the Plan and are eligible to receive matching contributions. An employee is eligible to receive profit-sharing contributions after they have completed one year of service. Nonsalaried employees, leased employees or independent contractors, and nonresident aliens are not eligible for participation in the Plan.

Participant Accounts - Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's net investment earnings (losses), Company contributions, and participant contributions and withdrawals. Accounts are valued on a daily basis (i.e., the net asset value of the investment fund is calculated each day and applied to the number of units attributed to each participant's account). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Contributions - Each participant may make basic contributions from 1% to 6% of his/her total gross salary (base salary only for highly compensated employees) through payroll deductions on a pretax or after-tax basis. In addition, each nonhighly compensated participant may elect to make supplemental contributions of 1% to 10% of pay on a pretax or after-tax basis through payroll deductions, subject to certain limits for 2001. For 2002, each nonhighly compensated employee may elect to make supplemental contributions of 1% to 19% subject to certain limits. Highly compensated employees may also elect to make supplemental contributions up to 2%. In addition, all participants who have attained the age of 50 before the close of the plan year shall be eligible to make catch-up contributions subject to certain limitations. Participant contributions are allocated among investment options, as directed by the individual participants.

Company Contributions - The Plan requires the Company to make minimum matching contributions of the basic contributions made by participants each pay period, net of any withdrawals during the year. A participant must be actively employed by the Company on or after November 30 in order to receive the matching contributions for the plan year. This active employment requirement is waived if a participant is on leave of absence, attains age 62, is disabled, or leaves the Company on or after age 50 if age plus years of service is equal to 75 and (in each of these cases) did not receive a distribution of his/her entire account balance during the year. For 2002 and 2001, the Company matched at a rate of 64.5% and 55%, respectively, of the basic contributions made by each participant who was eligible for the matching contributions.

The Company may also choose to make an additional discretionary contribution to the Plan each year ("profit-sharing contribution"). The amount of this profit-sharing contribution may vary for different business units of the Company and is allocated among the participants in each business unit based on their relative compensation within the business unit. The Company made no profit-sharing contributions in 2002. The total profit-sharing contribution allocated among the participants was $5,015,092 for the 2001 plan year.

As a result of its spinoff from Equifax Inc., ChoicePoint Inc. agreed to make an annual transition contribution to current ChoicePoint Inc. employees that were employed at the spinoff date. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. The Company elected to make a transition contribution for the 2002 plan year of $1,697,014 which will be allocated to plan participants. The 2002 transition contribution will be allocated among those employees who were salaried employees on August 8, 1997 and continuously employed as salaried employees by the Company through December 1, 2002. The transition contribution for 2001 plan year was $1,681,457 and was allocated among those employees who were salaried employees on August 8, 1997 and continuously employed as salaried employees by the Company through December 1, 2001. In addition, employees must be age 21 with one year of service in order to receive a transition contribution. The transition contribution was both age- and service-weighted, with the percent of compensation contributed ranging from .5% up to 7% of base pay and .25% to 3.75% of compensation in excess of the Social Security wage base.

All matching contributions and transition contributions are made to the ChoicePoint Stock Fund ("CSF"), where they must remain as long as a participant is an active employee of the Company. The Plan was amended effective April 1, 2002 whereby participants age 55 or older are allowed to transfer their matching contributions and transition contributions to other investment options at the participant's election. The profit-sharing contribution, if any, is made to the CSF initially but may be transferred to other investment options at the participant's election.

Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined and allocated as of the end of the plan year. Earnings on these deposits may be used to reduce the cash required for the Company's contribution. To the extent they are not used to reduce cash required, such earnings are allocated to participants. For 2002 and 2001, the Company contributed $6,500,000 to the Plan which was invested in the CSF. Investment depreciation on these funds was $256,829 at December 31, 2002 and investment appreciation on these funds was $3,502,539 at December 31, 2001. These earnings, along with the Company's contributions, were used to fund the matching contribution and transition contribution for 2002 and 2001. At December 31, 2002 and 2001, unallocated contributions totaled $2,160,084 and $6,696,549, respectively.

Vesting and Forfeitures - The transition contribution is fully vested after completion of five years of vesting service. Participants are 100% vested in their remaining account balances, including matching and profit-sharing contributions, at all times. Forfeitures of transition contributions will be used to reduce future employer contributions.

Administration - The trustee of the Plan is Fidelity Management Trust Company (the "Trustee"). Fidelity Institutional Retirement Services Company ("Fidelity") performs participant record keeping and other administrative duties for the Plan. The ChoicePoint Inc. Group Benefits Committee ("Benefits Committee") oversees the Plan and hears all appeals for benefits. The Benefits Committee is appointed by the Compensation and Benefits Committee of the Company's Board of Directors and consists of employees of the Company. In the absence of such appointment, the Company shall carry out the responsibilities of the committee. The Executive Committee has designated the Company's Chief Financial Officer and Vice President of Insurance and Benefits as the named fiduciaries and plan administrators.

Investment Options - The participants may direct their elective deferrals, profit-sharing contributions, and, for those participants age 55 or older, transition contributions in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity affiliates as well as one collective trust. In addition, the participants may elect to invest their contributions in ChoicePoint Inc. common stock through a unitized fund, the CSF, which includes an investment in a money market fund for liquidity purposes. All matching and transition contributions made by the Company are invested in the CSF and may not be transferred to other investment options until the participant is separated from service or attained age 55.

Effective on August 4, 1997, the Equifax Transition Stock Fund ("ETSF") was no longer available to participants for future investment under the Plan. The ETSF invested primarily in Equifax Inc. common stock, with a small portion of the fund used to hold short-term investments for liquidity. Participants could elect to leave their investments in the ETSF or to transfer the investments out of this fund. The liquidation of the ETSF began in October 2000, and continued through March 30, 2001 with amounts of Equifax Inc. stock being sold as needed to meet monthly pro rata goals and the cash invested in short-term money market funds. As of December 31, 2001, all Equifax Inc. stock was liquidated.

Participant Withdrawals - Upon termination of employment with the Company, a participant may defer taking a distribution of his/her account until age 70 1/2 or he/she may elect to withdraw all, or a portion, of his/her account balance, including employer contributions.

If a participant becomes totally disabled, he/she will be eligible for distribution of his/her entire account. Generally, a participant's beneficiary may take a distribution of the participant's account as soon as administratively feasible after the participant's death or may defer taking the distribution for up to five years following the participant's death.

Upon attainment of age 59 1/2, a participant may elect to withdraw all or part of his/her account, excluding the employer contribution portion of the account. In-service withdrawals of a participant's pretax contribution account are allowed in cases of proven financial hardship.

If a participant's account balance is less than $5,000 upon retirement or termination, a distribution of the participant's account will be made automatically. A participant may elect to withdraw all or part of his/her after-tax contribution account at any time with no restrictions.

Benefits may be paid in cash or in common stock of the Company, or in any combination of the two, at the election of the participant.

Plan Termination - Although the Company expects for the Plan to continue indefinitely, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time. In the event of the Plan's termination, the participants vest immediately and the Trustee shall determine as of the termination date the value of the account balance of each participant, former participant, and beneficiary. The Trustee shall then make a distribution at a time and in a manner solely determined by the Board of Directors of the Company under the terms of the Plan and trust.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition - Investments of the Plan are carried at fair value as determined by quoted market price, except the Managed Income Portfolio. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,* specifies that fully benefit-responsive investment contracts held by defined contribution plans may be reported at contract value. The Managed Income Portfolio is a collective trust that invests in guaranteed investment contracts issued by insurance companies and banks, synthetic investment contracts, and cash equivalents which are represented by units in the Fidelity Institutional Cash Portfolio. The collective trust's investment in these contracts is valued at the estimated fair value, as determined by the Managed Income Portfolio's trustee. The contracts provide for benefit-responsive withdrawals at contract value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Expenses - All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the participating subsidiaries of the Company. The expenses for administration include the fees and expenses of the Plan's Trustee. The brokerage commissions and related expenses on security transactions are included in the net (depreciation) appreciation in fair value of investments.

Other Receivables and Other Payables - Other receivables and other payables consist mainly of amounts due from/to broker as a result of sales/purchases of securities as of December 31, 2002 and 2001.

3. INVESTMENTS

The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001 are as follows:

2002	
ChoicePoint Inc. common stock, 2,535,131 shares	$ 100,112,323*
Fidelity Managed Income Portfolio, 28,162,849 shares	28,162,849
2001	
ChoicePoint Inc. common stock, 2,686,235 shares	$ 102,118,857*
Fidelity Managed Income Portfolio, 29,680,822 shares	29,680,822
Spartan® U.S. Equity Index Fund, 262,355 shares	10,662,111

* A portion of this investment is nonparticipant-directed (see Note 4).

Net (Depreciation) Appreciation in Fair Value of Investments - The net (depreciation) appreciation in fair value of investments in the accompanying statements of changes in net assets available for plan benefits reflects the net difference between the market value and cost of investments bought and sold as well as held and distributed during the year. The net (depreciation) appreciation in the fair value of investments by category for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
ChoicePoint Inc. common stock	$ 3,799,434	$ 16,276,231
Registered investment companies	(8,075,159)	(5,057,738)
	$ (4,275,725)	$ 11,218,493

4. NONPARTICIPANT-DIRECTED FUND INFORMATION

Distributions from the nonparticipant-directed portion of the CSF totaled $2,148,077 for 2002 and $737,776 for 2001. The employer contributions allocated to nonparticipant-directed investments for the 2002 and 2001 plan year totaled $5,169,460 and $5,051,255, respectively. The nonparticipant-directed balance in the CSF at December 31, 2002 and 2001 totaled approximately $17,317,677 and $24,726,595, respectively.

The following presents the net assets available for benefits of the CSF. The employer matching and transition contribution portions of this fund for employees who have not attained age 55 are considered to be nonparticipant-directed as of December 31, 2002 and 2001:

	2002	2001
Investments:		
Money market fund	$ 2,011,381	$ 1,172,949
ChoicePoint Inc. common stock	100,112,323	102,118,857
	102,123,704	103,291,806
Receivables		479,693
Payables	(113,945)	(1,092,581)
Net assets available for benefits	$ 102,009,759	$ 102,678,918

The change in net assets available for benefits for the CSF for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Investment income:		
Interest	$ 39,612	$ 219,668
Net appreciation in fair value of ChoicePoint Inc. common stock	3,799,434	16,276,231
Total investment income	3,839,046	16,495,899
Contributions:		
Employer, net of earnings on unallocated deposits	6,500,000	6,500,000
Participant	2,783,529	2,280,867
Participant withdrawals	(12,745,861)	(5,553,334)
Net interfund transfers	(1,045,873)	(2,163,614)
Net (decrease) increase	(669,159)	17,559,818
CSF net assets available for benefits:		
Beginning of year	102,678,918	85,119,100
End of year	$ 102,009,759	$ 102,678,918

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated July 24, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2002 and 2001 per the financial statements to the Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$ 170,048,269	$ 178,729,555
Participant contributions receivable	(490,929)	(397,331)
Net assets available for benefits per Form 5500	$ 169,557,340	$ 178,332,224

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 for the years ended December 31, 2002 and 2001:

	2002	2001
Participant contributions per the financial statements	$ 10,255,179	$ 9,333,804
Change in participant contributions receivable	(93,598)	(397,331)
Participant contributions per Form 5500	$ 10,161,581	$ 8,936,473

SUPPLEMENTAL SCHEDULES

(See Independent Auditors' Report)

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
COMMON STOCK:			
* ChoicePoint Inc.	Common stock, 2,535,131 shares	$ 54,952,464	$ 100,112,323
COLLECTIVE TRUST:			
* Fidelity Group Trust for Employee Benefit Plans	Managed Income Portfolio, 28,162,849 shares	(a)	28,162,849
MONEY MARKET FUNDS:			
* Fidelity Investments	Institutional Cash Portfolio, 2,011,381 shares	2,011,381	2,011,381
REGISTERED INVESTMENT COMPANIES:			
* Fidelity Institutional Trust	Spartan ® US Equity Index Fund, 227,230 shares	(a)	7,078,223
* Fidelity Concord Street Trust	Fidelity U.S. Bond Index Portfolio, 402,951 shares	(a)	4,529,164
* Fidelity Devonshire Trust	Fidelity Equity Income Fund, 11,328 shares	(a)	449,396
* Fidelity Puritan Trust	Fidelity Low-Priced Stock Fund, 206,564 shares	(a)	5,199,211
* Fidelity Mt. Vernon Street Trust	Fidelity Growth Company Fund, 51,307 shares	(a)	1,817,282
* Fidelity Securities Fund	Fidelity OTC Portfolio, 24,751 shares	(a)	591,786
* Fidelity Investment Trust	Fidelity Overseas Fund, 3,246 shares	(a)	71,418
* Fidelity Capital Trust	Fidelity Capital Appreciation Fund, 17,543 shares	(a)	283,839
* Fidelity Securities Fund	Fidelity Blue Chip Growth Fund, 37,298 shares	(a)	1,191,307
* Fidelity Investment Trust	Fidelity Diversified International Fund, 26,459 shares	(a)	454,034
* Fidelity Securities Fund	Fidelity Dividend Growth Fund, 41,390 shares	(a)	923,827
* Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund ®, 134,604 shares	(a)	1,426,806
	Fidelity Freedom 2000 Fund ®, 27,316 shares	(a)	300,753
	Fidelity Freedom 2010 Fund ®, 331,709 shares	(a)	3,794,749
	Fidelity Freedom 2020 Fund ®, 442,427 shares	(a)	4,707,424
	Fidelity Freedom 2030 Fund ®, 64,600 shares	(a)	661,507
	Fidelity Freedom 2040 Fund SM, 36,523 shares	(a)	214,027
* Fidelity Concord Street Trust	Spartan ® Extended Market Index Fund, 8,193 shares	(a)	157,559
Invesco Funds Group	INVESCO Small Company Growth Fund, 40,722 shares	(a)	339,211
Janus Funds	Janus Fund, 60,482 shares	(a)	1,077,789
Janus Funds	Janus Overseas Fund, 53,661 shares	(a)	820,483
The Dreyfus Corporation	Founders Discovery Fund, Class F, 35,389 shares	(a)	673,807
MAS Funds	MAS Mid Cap Growth Portfolio, 65,143 shares	(a)	772,600
Neuberger Berman Funds	Neuberger Berman Focus Trust, 20,787 shares	(a)	334,050
	Neuberger Berman Genesis Trust, 28,506 shares	(a)	802,156
Strong Funds	Strong Common Stock Fund, 26,358 shares	(a)	420,935
Credit Suisse Funds	Credit Suisse Capital Appreciation Fund, 23,983 shares	(a)	291,389
Total registered investment companies			39,384,732
Total			$ 169,671,285

* Represents a party-in-interest.
(a) Information not required.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4j - REPORTABLE TRANSACTIONS (a)
FOR THE YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Cost of Asset	Net Gain
CHOICEPOINT INC. COMMON STOCK:				
Purchased	$ 6,379,159			
Sold		$ 12,193,489	$ 3,651,450	$ 8,542,039
FIDELITY INSTITUTIONAL CASH PORTFOLIO:				
Purchased	$ 19,643,441			
Sold		$ 18,805,009	$ 18,805,009	

(a) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-32453 of ChoicePoint Inc. on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of ChoicePoint Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

June 24, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Date: June 27, 2003

By: 

John H. Karr
Plan Administrator

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with ChoicePoint Inc.'s Annual Report on Form 11-K for the ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, the Chairman and Chief Executive Officer of the Company, certifies that: Based on my knowledge,

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.



Derek V. Smith
Chairman and Chief Executive Officer
June 27, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with ChoicePoint Inc.'s Annual Report on Form 11-K for the ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, the Chief Financial Officer of the Company, certifies that: Based on my knowledge,

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.



Steven W. Surbaugh
Chief Financial Officer
June 27, 2003